Mail Stop 4561
      November 3, 2005

Darin M. Myman
Chief Executive Officer
Bigstring, Inc.
2150 Highway 35, Suite 250
Sea Girt, New Jersey 08750

Re:	Bigstring, Inc.
      Amendment No. 1 to Form SB-2
      Filed on October 21, 2005
      File No. 333-127923

Dear Mr. Myman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Plan of Operation, page 19
1. We note on page 20, that you struck the disclosure that you "do not plan to make any significant additions to [your] property or equipment in the next twelve months." Please revise this section to note whether you intend to make any significant acquisitions, including additions to your property or equipment, in the next twelve months.




Principal Stockholders and Security Ownership of Management, page
23
2. We note on page 46, that Mark Shefts is the controlling person for
Shefts Associates, Inc. and Shefts Family LP. Combined Shefts Associates, Inc. and Shefts Family LP beneficially own over 5% of your outstanding shares. Please advise us why Mark Shefts was not included in the Principal Stockholders and Security Ownership of Management Table or revise as necessary.
Description of Business and Services, page 28

Business Strategy, page 28
3. We note your response to Comment 43. You state that you "recently introduced an email rewards program and a shopping rewards program."
Please revise to note the percentage of revenues that you share with your active email users under each rewards program.
4. You state that, pursuant to your email rewards program you "will share any revenue generated from advertising and marketing affiliations with the `active users` of [y]our email services, which are defined as those users who are registered email subscribers and have logged onto their account within 30 days of the date that the revenue is received." Please revise to note if the active users consist of paying as well as non-paying users.
Protection of Proprietary Rights, page 31
5. You state that you are currently relying on a patent application to protect your proprietary rights in the Universal Recallable, Erasable, Secure and Timed Delivery Email. Please revise to note how the patent application currently protects your proprietary rights.

Related Party Transactions, page 40
6. In light of the fact that Messrs. Myman, Daniels and Handshy are all co-founders of BigString and were executives of the company on July 16, 2004 when you acquired Email Emissary, please expand your disclosure to explain how the negotiations regarding the number of shares to be issued in the transaction were conducted at "arms-length." In connection with this we note that Messrs. Myman, Daniels and Handshy also acted as sole shareholders of Email Emissary on such date.
7. We note on page 46, that Mark Shefts is the controlling person for
Shefts Associates, Inc. and Shefts Family LP. Combined Shefts Associates and Shefts Family LP beneficially own over 5% of your outstanding shares. In the Business Consultant Services Agreement by and between Bigstring and Shefts Associates (Exhibit 10.30), we note that you have an agreement with Shefts Associates where it will provide you with advisory services for a year beginning September 23,
2005. In light of the fact that Mark Shefts beneficially owns over
5% of your outstanding shares, please advise us why the Shefts Associates advisory services agreement was not disclosed in this section or revise this section to disclose this agreement.

Selling Stockholders, page 44
8. We note that certain of your selling stockholders are
affiliates
of registered broker-dealers. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares.  Please revise to disclose, if true, that
each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement.
9. We reissue Comment 61.  Please revise your disclosure on page
46
to remove your statement that the selling shareholders may sell their shares on a "delayed basis" pursuant to Rule 415 since delayed offerings, as defined by Rule 415, must be conducted on Form S-3.
10. We note that you are registering for resale shares pursuant to warrants issued to Mr. Shefts. Since the warrants have not been exercised, please tell us why you believe it is appropriate to register these unissued shares for resale. Further, if Mr. Shefts were to exercise the warrants prior to the effectiveness of this registration statement and the company were to register those shares in this offering, please advise us as to why you believe the private issuance of immediately exercisable warrants was concluded prior to the filing of the SB-2.

Additional Information, page 51
11. Please revise to note that the correct address for the Commission`s Public Reference Room is Room 1580, 100 F Street, NE, Washington, DC 20549. Your current disclosure has the address as 100 Fifth Street.





Financial Statements for the years ended December 31, 2004 and
2003
and the nine months ended September 30, 2005, pages F-3 - F-26
12. We note your response to comment 64. Despite the fact that as of
December 31, 2004 you turned your primary attention to routine, ongoing business activities, it appears that through September 30, 2005 you have not produced significant revenue. Please tell us why you should not be considered a development stage company in light of the guidance in paragraph 8b of SFAS 7 or revise your document.

Report of Independent Registered Public Accounting Firm, page F-2
13. Please tell us why your auditor changed their report date.

Revenue Recognition, page F-7
14. We have reviewed your revised disclosure in response to prior comments 65 and 66. Please explain how you have overcome the presumption that cash consideration provided by you to your customers is a reduction of the selling price. Refer to paragraph 9 of EITF 01-9. Please address the fifty percent and twenty percent components separately in your response.

Note 2 - Acquisition, pages F-10 - F-11
15. We note your response to comment 67. We re-issue our previous comment. We are still unclear why you would assign the shares issued in conjunction with the Email Emissary acquisition a lower value than the shares recently sold in a private placement shortly before and after the acquisition. This would seem to be the most reliable measure of their fair value under paragraph 6 of SFAS 141. Additionally, please tell us how management valued the intangible assets acquired in this acquisition.
16. We note your response to comment 69. It appears that you did not include the value of the intangible assets acquired when performing the asset test for this acquisition. With the inclusion of intangible assets valued at $61,569, this acquisition appears to be significant using the asset test. Additionally, this acquisition appears to be significant under the investment test referenced in
Item 310(c) of Regulation S-B. Please file the required financial statements for Email Emissary for the year ended December 31, 2003 and the interim period preceding the acquisition.

Note 6 - Common Stock, pages F-12 - F-13
17. We note your response to comment 70. We are still unclear why you were able to value certain consulting services but not others during 2004 and 2005. Please provide us with a more detailed analysis that explains this inconsistency. Additionally, please explain why the value of the consulting services received for stock was more readily measurable than the consideration issued. We note that you issued shares for $.25 in cash during those periods.

Consolidated Statements of Stockholders` Equity for the nine months ended September 30, 2005 and 2004, pages F-17 - F-18
18. We note your response to comment 74. Please revise to make the presentation of the financial information for the period from December 31, 2003 through December 31, 2004 consistent with the presentation on page F-5. Specifically, please revise the presentation of the subscription receivable, remove the September 30,
2004 balances, and correct the per share price of the 185,000 share issuance. Additionally, please revise to label the September 30, 2005 balance as "unaudited."

Consolidated Statements of Cash Flows for the nine for the nine months ended September 30, 2005 and 2004, pages F-19 - F-20
19. Please tell us what consideration you gave to classifying "subscriptions receivable" under cash flows from financing activities as opposed to operating activities.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel

cc:	Paul T. Colella, Esq. (via facsimile)

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Darin M. Myman
Bigstring, Inc.
November 3, 2005
Page 1